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                                                                OMB APPROVAL

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                                 UNITED STATES             OMB Number:      3235-0145
                       SECURITIES AND EXCHANGE COMMISSION    Estimated
                             Washington, D.C. 20549        hours per response..... 11
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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No._________)*

                    INTERNATIONAL ASSETS HOLDING CORPORATION
                    ----------------------------------------
                                (Name of Issuer)



                               SERIES A PREFERRED
                         ---------------------------------
                         (Title of Class of Securities)
                          ----------------------------


                                      NONE
                               ------------------
                                 (CUSIP Number)
                                  ------------


                                Catherine Gordon
                       Goldcrown Asset Management Limited
                               13 Belvedere Avenue
                               -------------------
                                     London
                                    SW19 7PP
                            Tel: 011 44 20 8947 3960

                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                   --------------------------------------------
                Authorized to Receive Notices and Communications)
                -------------------------------------------------


                                With a copy to:
                            Louis T. M. Conti, Esq.
                                Holland & Knight
                         200 S. Orange Ave., Ste. 2600
                               Orlando, FL 32801


                               December 31, 2002
                 ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any

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     subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(03-00)

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 CUSIP No    None.........
 ---------------------------------

         1.  Names of Reporting Persons.

             Goldcrown Asset Management Limited


             I.R.S. Identification Nos. of above persons (entities only).



         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) ...........................................

             (b

         3.  SEC Use Only ......................................................
         -----------------------------------------------------------------------

         4.  Source of Funds (See Instructions)    WC
             ----------------------------------------

         5J Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
             -----------------

         6.  Citizenship or Place of Organization    England
             -----------------------------------------------


Number of    7.   Sole Voting Power      569,853 ...............................
                  --------------------------------------------------------------
Shares Bene
ficially     8.   Shared Voting Power...........................................
                  --------------------------------------------------------------
Owned by Each
Reporting    9.   Sole Dispositive Power   569,853 .............................
                  --------------------------------------------------------------
Person With
             10.  Shared Dispositive Power  ....................................
                  --------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person
             569,853
         -----------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)   26.1%
         ------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)      OO

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Item 1.  Security and Issuer

         SERIES A PREFERRED.


                    International Assets Holding Corporation
                             220 E. Central Parkway
                                   Suite 2060
                          Altamonte Springs, FL 32701


Item 2.  Identity and Background

(a)      Name;           Goldcrown Asset Management Limited

(b)      Residence or business address;  13 Belvedere Avenue London SW19 7PP

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

                         N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                         N/A

(f)      Citizenship.    Organized under the laws of England.


Item 3.  Source and Amount of Funds or Other Consideration

         Goldcrown Asset Management Limited issued funds from its working capital in the amount of $968,750.10 USD.

Item 4.  Purpose of Transaction

         (a) Goldcrown Asset Management Limited purchased and received the Series A Preferred shares through an assignment by John Radziwill, a director of Goldcrown. Mr. Radziwill signed a Share Subscription Agreement through a private placement with International Assets Holding Corporation to purchase shares of Series A Preferred stock, which are non-voting and non-convertible. The transaction acquiring these shares was closed on December 6, 2002. As a result of the investment Mr. Radziwill is now a member of the Board of Directors of International Assets Holding Corporation.

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         (b) N/A

         (c) Through the Agreement signed by Mr. Radziwill and the further assignment of the rights to Goldcrown Asset Management Limited, and upon subsequent approval of a conversion provision in the Agreement by shareholders on February 28, 2003, the Series A Preferred stock acquired from the issuer would result in Goldcrown Asset Management Limited's direct ownership and control of 12.5% of the issuer's common stock.

         (d) N/A

         (e) N/A

         (f) N/A

         (g) N/A

         (h) N/A

         (i) N/A

         (j) N/A

Item 5.  Interest in Securities of the Issuer

(a) Goldcrown Asset Management Limited currently owns directly and controls 569,853 shares representing 26.1% of the outstanding shares of Series A Preferred. Pursuant to the transaction which closed December 6, 2002 and the terms of the Share Subscription Agreement, the shareholders of the corporation will be asked to approve a provision in the Agreement which provides for the conversion of the Series A Preferred shares into common stock. The conversion price would equal the original purchase price of $1.70 per share. Should the shareholders approve this provision the conversion would be automatic and immediate. The Annual Meeting of the shareholders is scheduled for February 28, 2003; therefore, it is possible that these preferred shares may be convertible into common shares within 60 days. Upon approval and conversion, Goldcrown would own directly and control 12.5% of the assumed number of post-conversion outstanding shares of common stock.

(b) Following the conversion into common stock, Goldcrown, through its directors, would have the sole power to vote or to dispose of 569,853 shares of common stock.

(c) As described in Item 4 (a) above Mr. John Radziwill and the issuer closed a transaction on December 6, 2002, in which Mr. Radziwill purchased 569,853 shares of Series A Preferred stock for a price of $1.70. As part of the same transaction Goldcrown Asset Management acquired the 569,853 shares through an assignment from Mr. Radziwill. These shares of Preferred stock are convertible into common shares only upon shareholder approval.

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(d) No other persons other than those identified in this filing have the right to receive or direct the receipt of dividends or the proceeds for the sale of these securities.

(e) N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


             N/A

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1   Share Subscription Agreement

         Exhibit 2   Amendment to Share Subscription Agreement

         Exhibit 3 Assignment and Assumption Agreement between the Registrant, John Radziwill and Goldcrown Asset Management Limited.




 Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:     January 10, 2003

Signature: /s/ Catherine Gordon
Name/Title:  Catherine Gordon, Director, Goldcrown Asset
             Management Limited

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See IS U.S.C. 1001)

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                                 Exhibit Index

Exhibit Number          Exhibit Description



1                       Share Subscription Agreement



2                       Amendment to Share Subscription Agreement


3 Assignment and Assumption Agreement between the Registrant, John Radzwill and Goldcrown Asset Management Limited.